SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

41068X100

(CUSIP number)

MissionPoint Capital Partners LLC

20 Marshall Street, Suite 300

(203) 286-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 41068X100	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MissionPoint Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,249,771
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,249,771
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,249,771
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%*
14.	Type of Reporting Person (See Instructions) OO

*	Calculated based upon 15,734,515 shares of the Company’s common stock outstanding as of April 17, 2013, as reported in the Company’s final prospectus dated April 17, 2013 and filed with the Securities and Exchange Commission on April 19, 2013 (Accession No. 0001193125-13-161170).

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CUSIP No. 41068X100	Page 3 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Cirilli
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,249,771
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,249,771
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,249,771
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated based upon 15,734,515 shares of the Company’s common stock outstanding as of April 17, 2013, as reported in the Company’s final prospectus dated April 17, 2013 and filed with the Securities and Exchange Commission on April 19, 2013 (Accession No. 0001193125-13-161170).

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CUSIP No. 41068X100	Page 4 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jesse Fink
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,249,771
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,249,771
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated based upon 15,734,515 shares of the Company’s common stock outstanding as of April 17, 2013, as reported in the Company’s final prospectus dated April 17, 2013 and filed with the Securities and Exchange Commission on April 19, 2013 (Accession No. 0001193125-13-161170).

13D

CUSIP No. 41068X100	Page 5 of 11 Pages

Preliminary Note:

Hannon Armstrong Sustainable Infrastructure Capital, Inc. (the “Company”) is a Maryland corporation that provides debt and equity financing for sustainable infrastructure projects, and that intends to be taxed and to operate in a manner allowing it to qualify as a real estate investment trust, or REIT, for federal income tax purposes. The Company is the sole general partner of Hannon Armstrong Sustainable Infrastructure, L.P., a Delaware limited partnership (the “Operating Partnership”). On April 23, 2013, the Company effected its initial public offering (the “IPO”), in which it offered and sold to the public an aggregate of 13,333,333 Shares (as defined in Item 1 below).

In connection with the IPO, the Reporting Persons (as described below in Item 2(a) below) caused entities they owned, which owned interests in Hannon Armstrong Capital LLC, to enter into merger agreements and contribution agreements with the Company or the Operating Partnership, pursuant to which they contributed their ownership in Hannon Armstrong Capital LLC or their interests in certain entities that owned interests in Hannon Armstrong Capital, LLC to the Company in exchange for Shares or OP Units (as defined below) of the Operating Partnership (such contributions and mergers, together with simultaneous contributions and mergers to or with the Company, the Operating Partnership and their respective subsidiaries, involving other parties and their interests in entities that also own interests in Hannon Armstrong Capital, LLC, the “Formation Transactions”). In connection with the Formation Transactions, the Company issued to affiliates of the Reporting Persons an aggregate of 919,691 Shares and the Operating Partnership issued to affiliates of the Reporting Persons an aggregate of 326,437 units of limited partnership interest (“OP Units”), in each case in reliance on the registration exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

For purposes of this statement:

“Closing Date” means April 23, 2013;

“Prospectus” means the Company’s prospectus relating to the IPO, dated April 17, 2013, as filed by the Company with the SEC pursuant to Rule 424(b) under the Securities Act on April 19, 2013;

“Registration Statement” means the Company’s registration statement on Form S-11 (Registration No. 333-186711) relating to the IPO, filed by the Company with the SEC on February 15, 2013, as subsequently amended by Amendments 1 through 4 thereto and declared effective by the SEC on April 17, 2013; and

“SEC” means the Securities and Exchange Commission.

“Security and Control Agreements” mean the Security and Control Agreements, dated as of April 25, 2013, by and among the Company, American Stock Transfer and Trust Company and each of (i) MissionPoint HA Parallel Fund, LLC and (ii) MissionPoint HA Parallel Fund II, LLC.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of the Company. The address of the Company’s principal executive office is 1906 Towne Centre Blvd, Suite 370, Annapolis, MD 21401.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Statement is being filed by the following persons, all of whom together are referred to herein as the “Reporting Persons”):

(i)	MissionPoint Capital Partners LLC (“MissionPoint”);

(ii)	Mr. Mark Cirilli; and

(iii)	Mr. Jesse Fink.

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CUSIP No. 41068X100	Page 6 of 11 Pages

Mr. Mark Cirilli and Mr. Jesse Fink are the executive committee members of MissionPoint. Mr. Cirilli serves as the representative of MissionPoint and its affiliates on the Company’s board of directors.

The principal business of MissionPoint is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of each of Messrs. Cirilli and Fink is to act as an executive committee member of MissionPoint. The business address and principal executive offices of the each of the Reporting Persons are c/o MissionPoint Capital Partners, 20 Marshall Street, Suite 300, Norwalk, CT 06854.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). MissionPoint is a Delaware limited liability company. Each of Messrs. Cirilli and Fink is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Of the 1,249,771 Shares beneficially owned in aggregate by the Reporting Persons, 1,246,128 Shares were acquired on the Closing Date in the Formation Transactions and 3,643 Shares were acquired as grants to Mr. Cirilli in connection with his service to the Company as a director.

Shares. The Reporting Persons, pursuant to the Formation Transactions described in Item 6 below, acquired an aggregate of 919,691 Shares in exchange for their direct or indirect ownership interests in entities that directly or indirectly held interests in Hannon Armstrong Capital LLC. In addition, 3,643 shares of restricted common stock were granted by the Company to Mr. Cirilli as compensation for his service as a member of the Company’s board of directors.

OP Units. The Reporting Persons, pursuant to the Formation Transactions described in Item 6 below, also received 326,437 OP Units in exchange for their interests in Hannon Armstrong Capital LLC. As further described in Item 6 below, the OP Units, beginning 180 days after the completion of the IPO, become redeemable in exchange for either (i) Shares on a one-for-one basis or (ii) a cash amount equal to the product of (A) the number of redeemed OP Units, multiplied by (B) the “Cash Amount” (as defined in the partnership agreement of the Operating Partnership).

ITEM 4.	PURPOSE OF TRANSACTION.

As described in the Preliminary Note and Item 3 above, the Company issued Shares, and the Operating Partnership issued OP Units, to the Reporting Persons in the Formation Transactions. In connection with the Formation Transactions the Reporting Persons entered into various agreements as described in Item 6 below.

The purpose of the acquisition of the Shares is for investment. After the IPO and the Formation Transactions, the Reporting Persons will beneficially own approximately 7.8% of the Company based upon 15,127,372 Shares outstanding following consummation of the IPO and assuming that (i) 326,437 OP Units beneficially owned by the Reporting Persons are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (ii) no other party’s OP Units are converted. Mr. Cirilli will serve as a member of the Company’s board of directors.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares or OP Units, consistent with its investment purpose each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company or, subject to the terms of the Lock-Up Agreements (as defined and further described in Item 6 below), transfer or dispose of any or all of its Shares, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

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CUSIP No. 41068X100	Page 7 of 11 Pages

Pursuant to the Lock-Up Agreements, the Reporting Persons have agreed not to offer, pledge, sell or otherwise dispose of or transfer, or enter into any transaction that transfers, any Shares, or securities convertible into or exchangeable or exercisable for into Shares, owned by them at the completion of the IPO or thereafter acquired by them, for a period of 180 days after the completion of the IPO without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wells Fargo Securities, LLC, as the representatives of the underwriters of the IPO (the “Underwriter Representatives”).

In addition, as further described in Item 6 below, beginning 180 days after completion of the Company’s initial public offering, the OP Units will become redeemable in exchange for either (i) Shares on a one-for-one basis or (ii) a cash amount equal to the product of (A) the number of redeemed OP Units, multiplied by (B) the “Cash Amount” (as defined in the partnership agreement of the Operating Partnership).

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference. Securities include (i) 381,893 Shares held directly by MissionPoint HA Parallel Fund, LLC (“Fund I”); (ii) 537,798 Shares held directly by MissionPoint HA Parallel Fund II, LLC (“Fund II”); (iii) 326,437 OP Units held directly by MissionPoint HA Parallel Fund III, LLC (“Fund III”) and (iv) 3,643 Shares held directly by Mr. Cirilli, which were granted to Mr. Cirilli in connection with his service to the Company as a director. Mr. Cirilli, pursuant to an arrangement with MissionPoint, will assign to MissionPoint any remuneration received for service as a director of the Company. Such remuneration will then offset the management fees payable to MissionPoint by MissionPoint Capital Partners Fund I, L.P. (“MPCP”, and together with Fund I, Fund II and Fund III, the “MissionPoint Funds”). The general partner of MPCP is MPCP I GP, LLC, and the manager of MPCP I GP, LLC and each of the MissionPoint Funds is MissionPoint. Messrs. Cirilli and Fink are the executive committee members of MissionPoint and share voting and dispositive power over the securities held by the MissionPoint Funds.

The percentage amount set forth in Row 13 for the cover page hereto for each of the Reporting Persons is calculated based upon 15,734,515 Shares outstanding, and assuming that (i) OP Units beneficially owned by the Reporting Persons are exchanged for Shares, regardless of whether such OP Units are currently exchangeable, and (ii) no other party’s OP Units are converted.

(c) The dates and the number of Shares and OP Units involved for all transactions in the Shares and OP Units by the Reporting Persons in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All such transactions were acquisitions in the Formation Transactions.

(d)	None.

(e)	Not applicable.

13D

CUSIP No. 41068X100	Page 8 of 11 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Merger and Contribution Agreements

In connection with the Formation Transactions, Fund I, Fund II, Fund III and certain of their affiliates entered into merger and contribution agreements with the Company or the Operating Partnership, pursuant to which they contributed their interests in Hannon Armstrong Capital, LLC or in certain entities that owned interests in Hannon Armstrong Capital, LLC to the Company or the Operating Partnership substantially concurrently with the completion of this offering in exchange for Shares or OP Units (the “Merger and Contribution Agreements”).

The foregoing summary of the contribution and merger agreements is qualified in its entirety by the full terms and conditions of such agreements. Such agreements, or forms thereof, are filed as Exhibits 10.11 through, 10.12 and 10.14 to the Registration Statement, which exhibit is incorporated herein by reference.

OP Agreement

MissionPoint HA Parallel Fund III, LLC is a party to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of the Closing Date (the “OP Agreement”). The OP Units have the rights and preferences as set forth in the OP Agreement and will, beginning 180 days after completion of the IPO, become redeemable in exchange for either (i) Shares on a one-for-one basis or (ii) a cash amount equal to the product of (A) the number of redeemed OP Units, multiplied by (B) the “Cash Amount” (as defined in the OP Agreement).

The foregoing summary of the OP Agreement is qualified in its entirety by the full terms and conditions of such agreement. The form of OP Agreement is filed as Exhibit 3.3 to the Registration Statement, which exhibit is incorporated herein by reference.

Registration Rights Agreement

The Reporting Persons entered into a Registration Rights Agreement, dated as of the Closing Date (the “Registration Rights Agreement”), between the Company and the initial holders named therein. Pursuant to the Registration Rights Agreement, upon request from such a person that holds at least 0.5% of our outstanding Shares, the Registration Rights Agreement requires the Company to use its commercially reasonable efforts to file a resale shelf registration statement on Form S-11 with the SEC providing for the resale of all Shares (including Shares issuable upon exchange of OP units) issued in connection with the Formation Transactions on or before the date that is the latest of (i) five business days following the expiration of the lock-up agreement the Company entered into with the underwriters prior to the commencement of the IPO; (ii) 60 days following the Company’s receipt of such request; and (iii) if the lock-up agreement prohibiting the filing of such resale shelf registration statement is waived by the Underwriter Representatives, ten business days following the date on which the Company files its quarterly report on Form 10-Q for the quarterly period ended June 30, 2013, in each case, subject to extension upon certain events.

In addition, subject to certain limitations, the Company must use its commercially reasonable efforts to file with the SEC a resale shelf registration statement on Form S-3 providing for the resale of all Shares (including Shares issuable upon exchange of OP units) issued in connection with the Formation Transactions no later than 45 days after we first become eligible to register the resale of our securities pursuant to Form S-3 under the Securities Act, subject to extension upon certain events.

In certain circumstances, the Registration Rights Agreement also requires the Company to provide piggyback and underwritten offering demand rights to those holders who receive Shares (including Shares issuable upon exchange of OP units) in the Formation Transactions.

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CUSIP No. 41068X100	Page 9 of 11 Pages

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of such agreement. The Registration Rights Agreement is filed as Exhibit 10.4 to the Registration Statement, which exhibit is incorporated herein by reference.

Lock-Up Agreements

Lock-Up Agreement

The Reporting Persons have each entered into agreements (the “Lock-Up Agreements”) with the Underwriter Representatives. The Lock-Up Agreements provide that the Reporting Persons, with limited exceptions, for a period of 180 days after the date of the underwriting agreement among the Company and the underwriters, may not, without the prior written consent of the Underwriter Representatives, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares (including, without limitation, Shares or such other securities which may be deemed to be beneficially owned by the Company’s directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any Shares or any security convertible into or exercisable or exchangeable for the Company’s Shares.

The foregoing summary of the Lock-Up Agreements is qualified in its entirety by the full terms and conditions of such agreements. A form of the Lock-Up Agreements is included as Exhibit B attached to Exhibit 1.1 to the Registration Statement, which Exhibit B is incorporated herein by reference.

Exemption from REIT Ownership Limits

As described in the Prospectus under the caption “Description of Stock—Restrictions on Ownership and Transfer,” the Company’s charter contains limits on the ownership of Shares that are intended to assist the Company in complying with certain provisions of the U.S. Internal Revenue Code governing the maintenance of REIT status. The Company’s board of directors has granted to the Reporting Persons an exemption from these Share ownership limits, subject to various conditions and limitations, which allow MissionPoint and certain of its affiliates to collectively hold up to 1,500,000 Shares.

The foregoing summary of the Reporting Persons’ exemption from the REIT ownership limits is qualified in its entirety by the description of such exemption as set forth in the Prospectus under the caption “Description of Stock—Restrictions on Ownership and Transfer,” which description is incorporated herein by reference.

Security and Control Agreements

Pursuant to the Merger and Contribution Agreements, the MissionPoint Funds agreed to indemnify the Company and the Operating Partnership for breaches of certain representations and warranties regarding the entities and interests being acquired in the Formation Transactions, for six months after the completion of the Formation Transactions. In support of the MissionPoint Funds’ indemnification obligations, Fund I and Fund II have each entered the Security and Control Agreements, pursuant to which Fund I and Fund II have deposited into escrow all of the Shares held by each of them. Any and all amounts remaining in the escrow six months from the closing of the Formation Transactions will be distributed to Fund I and Fund II to the extent that indemnity claims have not been made against such amounts. The foregoing summary of the Security and Control Agreements is qualified in its entirety by the full terms and conditions of such agreements as filed as Exhibit A-1 and Exhibit A-2. The Registration Rights Agreement is filed as Exhibit 10.4 to the Registration Statement, which exhibit is incorporated herein by reference.

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CUSIP No. 41068X100	Page 10 of 11 Pages

Assignment of Director Remuneration

Mr. Cirilli, pursuant to an arrangement with MissionPoint, will assign to MissionPoint any remuneration received for service as a director to the Company, including the 3,643 Shares granted to Mr. Cirilli in connection with his service to the Company as a director. Such remuneration will then offset the management fees payable to MissionPoint by MPCP.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The form of Agreement and Plan of Merger, dated as of April 15, 2013, among Fund I, Hannon Armstrong Sustainable Infrastructure Capital, Inc., HA Merger Sub I LLC, HA Merger Sub III LLC, MissionPoint ES Parallel Fund I, L.P., MissionPoint HA Parallel Fund I Corp. and MissionPoint HA Parallel Fund, L.P., was filed by the Company as Exhibit 10.11 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The form of Agreement and Plan of Merger, dated as of April 15, 2013, among Fund II, Hannon Armstrong Sustainable Infrastructure Capital, Inc., HA Merger Sub II LLC, HA Merger Sub III LLC, MissionPoint ES Parallel Fund II, L.P., MissionPoint HA Parallel Fund II Corp. and MissionPoint HA Parallel Fund, L.P., was filed by the Company as Exhibit 10.12 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The form of Contribution Agreement, dated as of April 15, 2013, by and among Fund III, Hannon Armstrong Sustainable Infrastructure Capital, Inc., Hannon Armstrong Sustainable Infrastructure, L.P. and MissionPoint HA Parallel Fund, L.P., was filed by the Company as Exhibit 10.14 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The form of Amended and Restated Agreement of Limited Partnership of the Operating Partnership was filed as Exhibit 3.3 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The form of Lock-Up Agreement signed by each of the Reporting Persons was filed as Exhibit B to the form of Underwriting Agreement, filed as Exhibit 1.1 to the Registration Statement. Such Exhibit B is hereby incorporated herein by reference.

The form of Registration Rights Agreement was filed by the Company as Exhibit 10.4 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Security and Control Agreement, dated as of April 25, 2013, by and among the Company, American Stock Transfer and Trust Company and MissionPoint HA Parallel Fund, LLC, is attached as Exhibit A-1 hereto.

The Security and Control Agreement, dated as of April 25, 2013, by and among the Company, American Stock Transfer and Trust Company and MissionPoint HA Parallel Fund II, LLC, is attached as Exhibit A-2 hereto.

There is filed herewith as Exhibit B a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

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CUSIP No. 41068X100	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 3, 2013

MISSIONPOINT CAPITAL PARTNERS LLC

By:	/s/ Mark Cirilli
Name: Mark Cirilli
Title: Executive Committee Member

/s/ Mark Cirilli
Mark Cirilli

/s/ Jesse Fink
Jesse Fink

Schedule A

TRANSACTIONS IN SHARES/OP UNITS ACQUIRED BY THE REPORTING PERSONS

Acquisition Date	Direct Owner	Shares Acquired	OP Units Acquired
4/23/2013	MissionPoint HA Parallel Fund, LLC	381,893	0
4/23/2013	MissionPoint HA Parallel Fund II, LLC	381,893	0
4/23/2013	MissionPoint HA Parallel Fund III, LLC	0	326,437
4/23/2013	Mark Cirilli	3,643	0

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